Exhibit 99.3
University of Toronto
OFFICE OF THE VICE-PRESIDENT-RESEARCH AND INTERNATIONAL RELATIONS
CONSENT TO LICENCE
JoAnne McLaurin
Novel Treatment for Alzheimer’s Disease and Amyloid Disorders using
Inositol-Based Compounds
As required under Clause 10 of the Assignment of. Rights From the University of Toronto for the invention referenced above, The Governing Council of the University of Toronto hereby consents to the proposed licence, attached hereto as Appendix A.
The Governing Council of the
University of Toronto
/s/ Peter Munsche
Dated: May 29, 2003
Peter B. Munsche
Assistant Vice-President — Technology Transfer
Simcoe Hall, Room 133S, 27 King’s College Circle, Toronto ON, M5S 1A1